May 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt

Re:	BayCom Corp
Request for Acceleration of Effectiveness of Form S-1
SEC File No. 333-224236 (“Registration Statement”)

Dear Mr. Clampitt:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of BayCom Corp that the effective date of the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday, May 3, 2018.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 650 copies of the preliminary prospectus dated April 27, 2018 (the “Preliminary Prospectus”), through the date hereof, to underwriters, dealers, institutions and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by any participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signatures on Next Page]

Very truly yours,

FIG PARTNERS, LLC

By:	/s/ Greg Gersack
	Name:	Greg Gersack
	Title:	Senior Managing Principal

D.A. DAVIDSON & CO.

By:	/s/ Marge Sitzmann
	Name:	Marge Sitzmann
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]